FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004

ARCHANGEL DIAMOND CORPORATION
(Registrant's Name)

Suite 400, 65 Overlea Boulevard
Toronto Ontario M4H 1P1
                    Canada
(Address of principal executive offices)

Commission File No.: 0-25816

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X         Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____       No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

The following is included in this Form 6K:

Press Release dated February 20, 2004, announcing ADC victory in the Stockholm District Court.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCHANGEL DIAMOND CORPORATION
(Registrant)

Dated:	March 19, 2004	By	"David W. Massola"
Corporate Secretary